M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

July 3, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

Re:
Intercloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.) Amendment No. 2 to Registration Statement on Form S-1
Filed May 21, 2013
File No. 333-185293
Form 10-Q for Fiscal Quarter Ended March 31, 2013
Filed May 15, 2013
File No. 000-32037

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated June 19, 2013 (the “Comment Letter”) relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1”) submitted by the Company on May 21, 2013. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

Securities and Exchange Commission
July 3, 2013

General

1.
We note your response to comment 2 in our letter dated April 24, 2013, the removal of the price range from your cover page and the disclosure on your cover page of a recent market price on the OTC Bulletin Board.  We further note that at the time of the offering you anticipate that your common stock will be trading on the NASDAQ Capital Market.  Given that you anticipate that your common stock will be trading on the NASDAQ Capital Market at the time of the offering, it is unclear how the last reported sale price of your common stock on the OTC Bulletin Board is relevant for purposes of establishing the price at which your common stock will be offered.  Because you do not have a recent market price for your securities on the market on which they will be offered, it does not appear that your disclosure currently complies with Instruction 2 to Item 501(b)(3) of Regulation S-K.  Please revise your filing to ensure that it complies with Item 501(b)(3)  of Regulation S-K.  Please note that we may have additional comments once you have provided this disclosure; therefore, please allow us sufficient time to review your disclosure prior to any distribution of preliminary prospectuses.

Response:

The Company plans to list its common stock on the NASDAQ Capital Market concurrently with the consummation of the offering. The Company has added disclosure on the cover of the prospectus clarifying the timing of its proposed NASDAQ listing and referring to a new section of the prospectus entitled “Determination of Offering Price,” which is located on page 33 of the prospectus and contains the disclosure sought by Item 501(b)(3) of Regulation S-K. In addition, the Company hereby confirms that it will not distribute any preliminary prospectus until the Staff has had an opportunity to review and comment upon such additional disclosure.

2.
We note the Definitive Information Statement on Schedule 14C that you filed on May 15, 2013 disclosing that the board of directors has been authorized to effect a reverse stock split.  With a view towards disclosure in your registration statement if appropriate, please tell us whether the board of directors currently has plans regarding the effectuation of this reverse stock split.

Response:

While the Company’s board of directors plans to effectuate the reverse stock split described in the Definitive Information Statement on Schedule 14C filed by the Company on May 15, 2013, it intends to do so closer to the effectiveness date of the Form S-1. At such time, the Company will also determine the exact ratio of such reverse stock split. The Company intends to disclose the timing of the reverse stock split, the ratio of such split and the effect that such split will have on its outstanding capital stock, per share results of operations, historical stock price and other matters in an amendment to the Form S-1 that will be filed prior to any distribution of preliminary prospectuses.

Securities and Exchange Commission
July 3, 2013

Prospectus Summary, page 2

The Offering, page 7

3.
We note the number of shares of common stock to be outstanding immediately after the offering is based on the assumed conversion of your outstanding Series B, C, D and E Preferred Stock into common shares.  Please disclose how you computed the number of common shares into which each of these series of preferred stock will be converted.

Response:

As disclosed on page 8 of the prospectus under the heading “Prospectus Summary – The Offering,” all of the Series B and Series C Preferred Stock was converted into an aggregate of 14,860,727 shares of common stock in June 2013, and the remaining Series D Preferred Stock was converted into 13,407 shares of common stock during May 2013.

The number of shares of common stock to be issued upon conversion of the Series E Preferred Stock and the method used for determining such number of shares has been disclosed on page 102 of the prospectus under the heading “Description of Capital Stock – General.” The Company has cross-referenced such disclosure in its summary disclosure on page 8 of the prospectus.

Securities and Exchange Commission
July 3, 2013

4.	Please tell us why the number of shares of common stock to be outstanding immediately after the offering excludes the 40,000 redeemable common shares outstanding at March 31, 2013.

Response:

The number of shares of common stock outstanding at March 31, 2013 (2,799,562 shares) set forth in the prospectus summary on page 8 of the prospectus includes the 40,000 redeemable common shares. The Company has revised the prospectus under the caption “Capitalization” on page 34 of the prospectus and the consolidated balance sheet included in its audited financial statements on page F-3 of the prospectus, and the consolidated statement of changes in stockholders’ deficit on page F-5 of the prospectus, to remove the 40,000 shares of temporary equity from the number of outstanding shares of common stock reflected as permanent equity.

5.
We note your disclosure in the second bullet on page 9 that the Series H Preferred Stock is convertible into 4.49% of the outstanding shares of common stock on the date of conversion.  However, based on disclosures elsewhere in the document, including on page F-49, we understand the Series H Preferred Stock is convertible into 4.49% of outstanding common stock on a fully-diluted basis.  Please revise for clarity and consistency.

Response:

The Company has amended the prospectus under the heading “Prospectus Summary – The Offering” on page 9 of the prospectus to clarify that the Series H Preferred Stock is convertible into a number of shares of common stock equal to 4.49% of the outstanding common stock on a fully-diluted basis.

6.
It appears the number of common shares into which the Series H preferred shares are convertible and the number of common shares issuable upon exercise of the stock purchase warrants discussed in the fifth bullet point on page 9 is independent of the offering price.  As such, please disclose the number of shares of common stock issuable on conversion and exercise of these instruments.

Response:

As discussed with Robyn Manuel of the Staff, the calculation of the number of shares of common stock issuable upon conversion of the Series H Preferred Stock and exercise of the stock purchase warrants discussed in the fifth bullet point on page 9 of the prospectus requires the Company to calculate the number of fully-diluted shares outstanding after this offering. To do so on a preliminary basis, the Company is required to size this offering and the number of shares of common stock to be issued therein. The Company intends to size this offering on a preliminary basis prior to circulating preliminary prospectuses to the public, and will disclose the number of shares of common stock issuable upon conversion of the Series H Preferred Stock and the other outstanding shares of preferred stock of the Company, and the exercise of all outstanding warrants at such time, based upon such sizing of this offering and assumed offering price per share.

Securities and Exchange Commission
July 3, 2013

The Company acknowledges that it has assumed the size of this offering and an assumed offering price per share for purposes of the pro forma financial information included in Amendment No. 3 filed concurrently herewith. The Company understands that it will be required to amend such pro forma data if the size of the offering and offering price per share determined on a preliminary basis for future amendments to the Form S-1 is different from that which was assumed for purposes of the pro forma financial data included in Amendment No. 3 filed concurrently herewith.

7.
Please revise the fourth bullet point on page 9 to disclose how you computed the number of common shares issuable upon the exercise of the warrants issued to the lenders of the MidMarket Capital loan.  Based on your disclosures in the first paragraph on page F-36 regarding these warrants, we would expect the computation to be based on 11.5% of the fully-diluted shares of common stock outstanding on December 6, 2012.  If this is not correct, please revise your disclosures accordingly to clarify.

Securities and Exchange Commission
July 3, 2013

Response:

The warrants issued to MidMarket in September 2012 originally permitted the holders to purchase a number of shares of common stock equal to 10% of the fully-diluted shares of the Company. The first amendment to the MidMarket agreement increased the number of shares issuable upon exercise of such warrants to 11.5% of the fully-diluted shares of the Company. In connection with the second amendment to the MidMarket Loan Agreement, the number of shares issuable upon exercise of such warrants was fixed at 749,542. This number was arrived at through negotiations with MidMarket. The disclosure regarding these warrants in note 9 to the Company’s financial statements on page F-36 of the prospectus has been amended to disclose the most recent amendment to such warrants.

8.	Please revise the fifth bullet point on page 9 to identify the warrants as those issued to the holders of Series E Preferred Stock.

Response:

The Company has amended the prospectus under the heading “Prospectus Summary – The Offering” on page 9 to identify the warrants referred to in the fifth bullet point as those issued to the holders of Series E Preferred Stock.

Summary Consolidated Financial Data, page 11

9.
Amounts presented as other expense, net and loss before income taxes for the year ended December 31, 2012 do not agree to the consolidated statements of operations on page F-4.  Please revise or advise. Please also revise the amounts presented as other expense, net and loss before income taxes for the year ended December 31, 2012 in Selected Consolidated Historical Financial Information on page 40 to agree to the amounts presented in the consolidated statements of operations on page F-4.

Response:

The Company has reviewed the amounts presented as “other expense, net” and “loss before benefit for income taxes” for the year ended December 31, 2012 under the heading “Summary Consolidated Financial Data” on page 11 of the prospectus, and the amounts presented as “other expense, net” and “loss before income taxes” for the year ended December 31, 2012 under the heading “Selected Consolidated Historical Financial Information” on page 40, and has revised such amounts to ensure consistency with the amounts presented for such items in the financial statements.

10.	The amount of total current assets at December 31, 2012 does not agree to the consolidated balance sheet on page F-3. Please revise.

Securities and Exchange Commission
July 3, 2013

Response:

The Company has revised the amount of current assets at December 31, 2012 under the heading “Summary Consolidated Financial Data” on page 11 of the prospectus to ensure consistency with the amount presented in the consolidated balance sheet on page F-3 of the prospectus.

Summary Pro Forma Combined Condensed Financial Data, page 12

11.
The amount of dividends on preferred stock for the three months ended March 31, 2013 does not agree to the unaudited pro forma combined condensed statement of operations on page 44.  Please revise or advise.

Response:

The Company has revised the amount of dividends on preferred stock for the three months ended March 31, 2013 under the heading “Summary Pro Forma Combined Condensed Financial Data” on page 12 of the prospectus to ensure consistency with the amount presented in the unaudited pro forma combined condensed statement of operations for the three months ended March 31, 2013 on page 44 of the prospectus.

Unaudited Pro Forma Combined Condensed Financial Information, page 41

12.
Your disclosure that the pro forma financial information does not include any information relating to AW Solutions because the size and historical financial results did not meet the significance thresholds applicable to the provision of financial statements of an acquired entity is inconsistent with your response to comment 52 in our letter dated April 24, 2013, wherein you indicate the acquisition of AW Solutions was significant at the 20% - 40% level, thus requiring the provision of financial statements and related pro forma financial information.  Please revise to include the acquisition of AW Solutions in the pro forma financial information and to make conforming revisions to the introductory notes to the pro forma financial information or otherwise tell us why such revisions are not required.  Please make conforming revisions to the summary pro forma combined condensed financial data presented on page 12.

Response:

The Company has revised the disclosure in the second paragraph under the heading “Unaudited Pro Forma Combined Condensed Financial Information” on page 41 of the prospectus to remove the disclosure indicating that the pro forma financial information does not include any information relating to AW Solutions, Inc. and accordingly revised the pro forma financial information to include information relating to AW Solutions where applicable. Conforming revisions have been made under the heading “Prospectus Summary – Summary Pro Forma Combined Condensed Financial Data” on page 12 of the prospectus.

Securities and Exchange Commission
July 3, 2013

13.
Please revise the introductory notes to the pro forma financial information to clarify that the pro forma amounts exclude information relating to the acquisition of ERFS because you have determined that the significance thresholds applicable to the provision of financial statements and pro forma information for this acquisition have not been met.

Response:

The Company has revised the disclosure in the first paragraph following the bullet points under the heading “Unaudited Pro Forma Combined Condensed Financial Information” on page 41 of the prospectus to clarify that ERFS is not included in the pro forma financial information as it did not meet the significance thresholds.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 42

14.
We note that the sum of amounts disclosed in footnotes (a) and (j) and footnotes (k) and (s) do not equal the amounts disclosed as pro forma adjustments to cash related to the Telco and IPC acquisitions.  Please revise or advise.

Response:

The Company has revised the Unaudited Proforma Combined Condensed Consolidated Balance Sheet on page 42 of the prospectus to reflect the sum of the amounts disclosed in footnotes (a) and (j), and (k) and (s) related to the Telco and IPC acquisitions.

15.
We note that the sum of the amounts of the equity of Telco described in footnote (b) and the incremental costs of the Telco acquisition disclosed in footnote (j) do not equal the pro forma adjustment to divisional net assets.  Please revise or advise.

Response:

The Company has revised the Unaudited Proforma Combined Condensed Consolidated Balance Sheet on page 42 of the prospectus to reflect the amounts disclosed in footnotes (b) and (j) to the pro forma financial statements. The incremental costs of the Telco acquisition are included on the Company’s pro forma adjustments retained earnings (accumulated deficit) line of the unaudited pro forma combined condensed balance sheet.

Securities and Exchange Commission
July 3, 2013

Notes to Unaudited Pro Forma Combined Condensed Financial Statements, page 45

16.
Please provide disclosure which makes transparent to readers how you computed pro forma diluted earnings per share, including a reconciliation from the numerator used in computing basic earnings per share to the numerator used in computing diluted earnings per share.

Response:

The Company believes the disclosure on page 46 of the prospectus adequately discloses the calculation of basic pro forma earnings per share and the number of shares used in computing fully-diluted earnings per share. There are no changes in the numerator between basic and fully diluted earnings per share. The Company has included the earnings number used in calculating both basic and fully-diluted earnings per share in the pro forma schedule. The below table shows the calculation of both pro forma basic and diluted earnings per share.

InterCloud Systems, Inc.
Calculation of pro forma basic and diluted earnings per share
For the year ended December 31, 2012

Basic earnings per share
Net income attributable to common stockholders	$2,579,136

Weighted average number of common shares outstanding, basic	37,639,232

Basic earnings per share	$0.07

Diluted earnings per share
Net income attributable to common stockholders	$2,579,136

Weighted average number of common shares outstanding, diluted	43,668,179

Diluted earnings per share	$0.06

Securities and Exchange Commission
July 3, 2013

17.
We reviewed your revisions in response to comment 29 in our letter dated April 24, 2013.  As previously requested, please disclose how you computed the amount of the adjustment to arrive at pro forma preferred stock dividends in note (v) on page 50.

Response:

The Company has amended the disclosure in note (v) to the Unaudited Pro Forma Combined Condensed Financial Statements on page 51 of the prospectus to include the computation of preferred stock dividends reflected in the adjustment to arrive at pro forma preferred stock dividends.

18.	Please disclose the amounts of the pro forma adjustments to interest expense, amortization of deferred loan costs and amortization of the debt discount in footnotes (ee), (ff) and (gg).

Response:

The Company has revised the disclosure in footnotes (ee), (ff) and (gg) on page 45 of the prospectus to include the amounts of the pro forma adjustments to interest expense, amortization of deferred loan costs and amortization of the debt discount.

19.
We note your response to comment 20 in our letter dated April 24, 2013 and the revisions to your disclosure in note (ee).  Please tell us why you did not recognize income tax benefits attributable to the other pro forma adjustments to income (loss) before benefit for income taxes for each acquisition.

Response:

The Company did not recognize income tax benefits attributable to the other pro forma adjustments to income (loss) before benefit for income taxes for each acquisition as each of the entities was either a limited liability company or an S-corporation that was treated as a flow-through entity for taxation purposes. Any tax benefits related to those pro forma adjustments to income (loss) before benefit for income tax were considered to be de minimus.

Pro Forma Shares, page 46

20.
We believe the adjustment to arrive at pro forma weighted average common shares outstanding for the year ended December 31, 2012 should be based on the number of common shares you expect to issue on conversion of the Series A, B, C, D and E preferred shares into common shares immediately prior to the offering, as opposed to basing the adjustment on the number of common shares you would have had to issue had the Series A, B, C, D and E preferred shares been converted at December 31, 2012. Please revise or tell us why you believe your current presentation is more appropriate.

Securities and Exchange Commission
July 3, 2013

Response:

Under the heading “Unaudited Pro Forma Combined Condensed Financial Information – Notes to Unaudited Pro Forma Combined Condensed Financial Statements – Pro forma Shares” on page 46 of the prospectus, the Company has revised the adjustment to arrive at pro forma weighted average common shares outstanding to reflect the actual conversion of the Series A, Series B, Series C and Series D Preferred Stock into common stock subsequent to December 31, 2012. With respect to the Series E Preferred Stock, the Company has used in such computation the number of shares of common stock it expects to issue upon conversion of the Series E Preferred Stock immediately prior to the consummation of the offering.

Diluted Shares, pages 47

21.
Please confirm you have used the treasury stock method in determining the number of shares of common stock issuable upon the exercise of dilutive stock purchase warrants. In addition, please tell us how the shares issuable upon the exercise of the warrants with an exercise price of $125 per share are reflected in the table of the pro forma weighted average number of diluted shares outstanding.

Response:

The Company hereby confirms its use of the treasury stock method to determine the number of shares of common stock issuable upon the exercise of dilutive stock purchase warrants. The shares that are issuable upon the exercise of the warrants with an exercise price of $125 per share are not reflected in the table of the pro forma weighted average number of diluted shares as the shares are anti-dilutive.

22.
The weighted average number of basic shares outstanding reflected in the table of the pro forma weighted average number of diluted shares outstanding does not agree to the table of the basic weighted average number of common shares outstanding on page 46.  Please revise or advise.

Response:

The Company revised the weighted average number of basic shares outstanding on page 47 of the prospectus to reflect the weighted average number of basic shares identified in the calculation of such shares on page 46 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Components of Results of Operations, page 56

Income Taxes, page 58

Securities and Exchange Commission
July 3, 2013

23.	We note the amounts of net operating loss carryforwards differ from the amounts disclosed in note 11 to your financial statements. Please revise or advise.

Response:

The Company has revised the amounts of net operating loss carryforwards under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Components of Results of Operation – Income Taxes” on page 59 of the prospectus to ensure consistency with the amounts presented in note 11 to the financial statements on page F-43 of the prospectus.

Results of Operations, page 58

24.	Please revise the table on page 59 to include the amount of the net loss for the year ended December 31, 2011.

Response:

The Company has revised the table under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 60 of the prospectus to include the amount of the net loss for the year ended December 31, 2011.

Liquidity, Capital Resources and Cash Flow, page 64

Working Capital, page 67

25.	Your disclosure related to the conversion terms of the Series F Preferred Stock on or before March 31, 2014 is not consistent with your disclosure on page F-49. Please revise or advise.

Response:

The Company has revised the disclosure related to the conversion terms of the Series F Preferred Stock that appears in the notes to the financial statements on page F-49 of the prospectus to conform it to the disclosure related to the conversion terms of the Series F Preferred Stock that appears under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity, Capital Resources and Cash Flow – Working Capital” on page 68 of the prospectus.

Securities and Exchange Commission
July 3, 2013

Cash Flows, page 68

26.
It appears that net cash provided by operating activities for the three-month period ended March 31, 2013 is primarily attributable to an increase in accounts payable offset in part primarily by an increase in accounts receivable and other current assets and the loss, net of non-cash charges.  Please revise your disclosure accordingly.

Response:

Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity, Capital Resources and Cash Flows - Cash Flows” on page 69 of the prospectus, the Company has revised the disclosure for net cash provided by operating activities for the three-month period ended March 31, 2013.

Critical accounting policies and estimates, page 69

Stock-Based Compensation, page 71

27.	Please expand your disclosures to provide the following:

●	A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

●
A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date;

●
Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the twelve-month period preceding the most recent balance sheet date, including disclosures which relate those factors to changes in assumptions; and

●
If significant grants and/or changes in fair value occur after the most recent annual or interim period presented in the filing and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, the disclosures requested in the first three bullet points above through the date of the initial public offering.

Response:

The Company uses the market price of its common stock to determine the fair value of shares of common stock issued in connection with stock compensation issued to employees and third parties.

Securities and Exchange Commission
July 3, 2013

The Company has expanded its disclosure on page 72 of the prospectus to include a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

The Company has included disclosure on page 72 of the prospectus to describe the factors contributing to the significant changes in the fair values of the underlying stock during the twelve-month period preceding the most recent balance sheet date. The stock price has varied greatly over the twelve months immediately preceding the March 31, 2013 balance sheet date. Contributing factors were :

- the closing of three acquisitions, ADEX, TNS and ERFS, since September 2012;
- increasing indebtedness to fund those acquisitions;
- the entering into definitive agreements to acquire two companies, IPC and Telco;
- the approval of a 1-for-125 reverse stock split in January 2013, which caused uncertainty and volatility; and
- the Company’s stock being very thinly traded, resulting in large fluctuations in value

The Company has revised its disclosure on page 72 of the prospectus to disclose that there have been no significant grants and/or changes in fair value after the most recent annual or interim period presented in the filing and prior to the public offering and that the estimated price of the Company’s common stock in the offering is not expected to differ significantly from the most recent fair value determined.

Index to Financial Statements, page 123

28.
We reviewed your response to comment 52 in our letter dated April 24, 2013.  As it does not appear the registration statement will become effective within 74 days of April 15, 2013, the date of the acquisition, please confirm you intend to include the historical financial statements of AW Solutions, Inc. and related pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X.

Response:

The Company has included in the Form S-1 commencing on page F-160 the historical financial statements of AW Solutions. In addition, the Company has amended the disclosure under the heading “Unaudited Pro Forma Combined Condensed Financial Information”, commencing on page 41 of the prospectus, to include in the pro forma financial information the financial information related to AW Solutions required by Rules 8-04 and 8-05 of Regulation S-X.

Securities and Exchange Commission
July 3, 2013

Consolidated Statement of Changes in Stockholders’ Deficit, page F -5

29.
We note your disclosure on page F-35 that you issued 177,270 shares of common stock in September 2012 as settlement for the cancellation of warrants.  Please tell us whether this transaction is the same transaction disclosed as the issuance of 177,270 shares of common stock pursuant to convertible notes payable in the statement.  If so, please revise your disclosures for consistency.  If not, please tell us how the shares issued in settlement for the cancellation of warrants is reflected in the statement.  Please also tell us each of the transactions included in the line item labeled as “issuance of shares for extinguishment of debt and cancellation of warrants” and how they are disclosed in the notes to financial statements.  In this regard, we note your disclosure on page F-47 that you issued 199,522 shares of common stock upon the exercise of UTA warrants which appears to be included in this line item and that the fair value of these shares were classified in the statements of cash flows as an adjustment to reconcile net loss to net cash provided by (used in) operations.

Response:

The Company has amended the disclosure in note 9 to the Company’s consolidated financial statements on pages F-35 and F-47 of the prospectus to reflect 208,759 shares as the correct number of shares issued as settlement for the cancellation of warrants issued to UTA. The amounts shown on pages F-35 and F-47 now reconcile to the amount shown on the Company’s Consolidated Statement of Changes in Stockholders’ Deficit on page F-5 of the prospectus. The issuance of 177,270 shares of common stock pursuant to convertible note payable, related to the 8% convertible promissory note referenced on page F-40 of the prospectus, is a different transaction from the issuance of shares as settlement for the cancellation of warrants. The fair value of the 208,759 shares was classified in the statements of cash flows as an adjustment to reconcile net loss to net cash provided by (used in) operations.

Consolidated Statements of Cash Flows, page F-6

30.	Please tell us why issuance of convertible notes receivable is properly classified as an adjustment to reconcile net loss to net cash provided by (used in) operations.

Response:

The Company has revised the Consolidated Statements of Cash Flows on page F-6 of the prospectus to move the “Issuance of convertible notes receivable” to “Cash flows from investing activities.” The Company believes that the adjustment is immaterial to the reader as they resulted in improvements in operating cash flow used and are disclosed in investing activities.

31.	Please tell us how the following transactions are presented in the statements of changes in stockholders’ deficit or the summary of transactions related to redeemable preferred stock on page 50:

● Common stock issued on debt conversion in 2012 in the amount of $237,500; and ● Earn out liabilities pursuant to acquisitions satisfied with common stock in 2011 in the amount of $141,607.

Securities and Exchange Commission
July 3, 2013

Response:

The Company has revised the amount shown on the Consolidated Statement of Cash Flows on page F-6 of the prospectus to correspond to the amounts shown in the Consolidated Statement of Changes in Stockholders’ Deficit.

The Company has deleted the line “Earn out liabilities pursuant to acquisitions satisfied with common stock” in 2011 in the amount of $141,607 and has included the amount with “Promissory notes issued for acquisition.”

32.
We note your disclosure of preferred stock issued on debt conversion in 2011 in the amount of $605,872.  Please tell us why the description of this line item and the description on page F-48 are different from the description of the 2011 transactions in the table on page 50.

Response:

The Company has revised the disclosure in Note 15 to the Company’s consolidated financial statements on page F-50 of the prospectus to conform the description of the issuance in 2011 of preferred stock in settlement of a debt obligation to the disclosure for such transaction as it appears in the Consolidated Statements of Cash Flows on page F-6 of the prospectus as well as the disclosure on page F-48 of the prospectus.

Notes to Consolidated Financial Statements, page F-7

3. Summary of Significant Accounting Policies, page F-15

Impairment of Long-Lived Intangible Assets and Goodwill, page F-17

33.
We reviewed the revised disclosures you provided in response to comment 71 in our letter dated April 24, 2013.  It appears the disclosures only address your accounting policies with respect to goodwill.  Please revise the disclosure to also address your accounting policies regarding impairment assessments for your other indefinite-lived intangible assets.

Response:

The Company has revised the disclosure in Note 3 to the Company’s consolidated financial statements on page F-18 of the prospectus to include its impairment policies for its other indefinite-lived intangible assets.

Securities and Exchange Commission
July 3, 2013

Net Loss Per Share, page F-21

34.
Please note that increases in the carrying amount of redeemable preferred stock should increase the net loss attributable to common stockholders in the calculation of loss per share. Please refer to ASC 480-10-S99-20.  Please revise your computation of basic loss per share for 2012 to include the change in fair value of redeemable securities.  Also, please provide disclosure which makes transparent to readers how you computed diluted earnings per share, including a reconciliation from the numerator used in computing basic earnings per share to the numerator used in computing diluted earnings per share.

Response:

During 2012, there were no changes in the carrying amount of redeemable preferred stock. As such, there is no reconciliation between the numerator used in calculating basic earnings per share and diluted earnings per share.

35.
Please provide a narrative explanation for the significant decrease in the number of anti- dilutive common share equivalents outstanding between December 31, 2012 and March 31, 2013, addressing specifically the decrease in common share equivalents attributable to the Series B, C and E Preferred Stock and the Warrants.

Response:

The Series B, Series C and Series E Preferred Stock and the Warrants were convertible to common stock based on a fully-diluted basis, after giving effect to total shares issued and outstanding and considering all warrants, options and rights to acquire common stock, as well as the conversion of all convertible preferred securities. The warrants granted to MidMarket (as agent for Great American Life Insurance Company and Great American Insurance Company) entitled the holders to purchase shares equal to 11.5% of the fully-diluted shares as of December 17, 2012 (which was 90 days following the September 17, 2012 closing of the loan). The Series B Preferred Stock and Series C Preferred Stock were also convertible to a percentage of fully-diluted shares. In January 2013, the Company effected a 1-for-125 reverse split of its common stock. Pre-split the Company had 233,887,171 shares of common stock outstanding. On January 14, 2013, following consummation of the reverse stock split, the Company had only 1,871,097 shares of common stock outstanding. In connection therewith, pursuant to discussions with MidMarket, the MidMarket warrants were capped such that they could not be exercisable for greater than 749,542 shares of the Company’s common stock. As a result thereof, the number of shares of common stock into which all of the convertible and anti-dilutive preferred shares which converted into common stock based on a percentage of the fully-diluted shares of the Company were reduced accordingly as well. Since the filing of Amendment No. 2 to the Form S-1, all of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock has been converted to common stock.

Securities and Exchange Commission
July 3, 2013

4. Acquisitions and Deconsolidation of Subsidiary, page F-25

36.
We reviewed your response to comment 72 in our letter dated April 24, 2013 and the related revisions to your disclosure. Please tell us and consider disclosing how you were able to consummate the acquisitions of Tropical Communications, Inc., RM Engineering, RM Leasing and ERFS without incurring any acquisition related costs.

Response:

Internal staff personnel were used by the Company to evaluate, negotiate and complete the acquisitions of Tropical Communications, Inc., RM Engineering, RM Leasing and ERFS, which enabled the Company to avoid incurring acquisition-related costs for financial statement reporting purposes.

2012 Acquisitions, page F-26

Contingent Consideration, page F-29

TNS, F-30

37.
We reviewed your response to comment 73 in our letter dated April 24, 2013 and the related disclosures in the first paragraph on page F-30, and continue to find your response and the related disclosures unclear.  Please provide further clarification regarding whether the 575 shares of Series F Preferred Stock have already been issued or are contingently issuable pursuant to a contingent consideration arrangement.  Also clarify how the contingent consideration valued at $259,550 discussed in the first paragraph relates to the contingent consideration issuable in Series F Preferred Stock and valued at $557,933, also discussed in the first paragraph.  Finally, please tell us how the 575 Series F preferred shares classified as a liability fit within the guidance in ASC 480-10-25-14b that you reference in your correspondence.

Response:

The Company has revised the disclosure to the first paragraph on page F-30 of the Company’s consolidated financial statements to remove references to the contingent consideration valued at $259,550. This amount of consideration represented the fair value of the shares to be issued to the sellers of TNS upon the consummation of the public offering and is not contingent.

The Company also has revised the disclosure in the first paragraph on page F-30 of the prospectus under the heading of TNS to disclose that the 575 shares of Series F Preferred Stock disclosed in such paragraph are contingently issuable based upon the achievement of certain operating results. Initially, the Company treated these shares as a liability under ASC 480-10-25-14b as in respect of an unconditional obligation to issue a variable number of shares, and the number of shares to be issued varies on something other than the fair value of the issuer’s shares, namely EBITDA. Upon further consideration, however, the Company believes the obligation to deliver a variable number of shares is a liability under ASC 18-15-40 as such shares are not considered to be indexed to the Company’s stock.

Securities and Exchange Commission
July 3, 2013

2012 Deconsolidation, page F-30

38.
We reviewed your response to comment 77 in our letter dated April 24, 2013.  Please disclose: (i) the amount at which your investment in Digital Comm, Inc. (or liability to Digital Comm, Inc. in this case) is carried at each balance sheet date as well as the difference between the amount at which the liability is carried and the amount of the underlying net liabilities of Digital Comm, Inc.; and (ii) summarized information about the assets, liabilities and results of operations of Digital Comm, Inc.  Please refer to ASC 323-10-50.

Response:

In the Company’s financial statements for the year ended December 31, 2011, the investment in Digital Comm, Inc. was eliminated and therefore showed a value of zero. In the Company’s financial statements for the year ended December 31, 2012, the investment in Digital Comm, Inc. had been written off and also reflected a value of zero.

In Note 4 to the Company’s consolidated financial statements on page F-30 of the prospectus, the Company has included summary results of operations of Digital Comm, Inc. for the year ended December 31, 2011 and from January 1, 2012 through September 12, 2012, the date of disposition, and summarized balance sheet information as of December 31, 2011 and September 12, 2012, the date of disposition.

Securities and Exchange Commission
July 3, 2013

9. Term Loans, page F-33

39.	Please disclose the payment terms of the MidMarket Capital term loan. In this regard we note your disclosure regarding the payment terms of the term loan on page 67.

Response:

The Company has revised its disclosure in note 9 to the financial statements on page F-33 of the prospectus to include a table of the principal payment terms of the MidMarket Capital term loan.

10. Derivative Instruments, page F-41

40.
We reviewed your response to comment 81 in our letter dated April 24, 2013.  Please disclose the underlying fair value of common stock that was assumed in determining the fair value of the MidMarket warrants at issuance and at each balance sheet date.  In addition, please tell us why these values are reasonable in light of the value at which you intend to price the common shares in this offering, including the intervening events which resulted in the increases in the fair value of your common stock.

Response:

The underlying fair value of shares of common stock was $0.0018, $0.0017 and $0.2075 at September 17, 2012 (issuance), December 31, 2012 and March 31, 2013, respectively. The exercise price is $1.25 per share based on the terms set forth in the warrant agreement. The Company used the Option Pricing Method to determine the fair value of the common stock used at the date of issuance of the warrants and for each subsequent reporting period. The Company believes these values are reasonable due to the fact that the common stock is currently thinly traded and the value of the Company’s preferred stock represented a very large percentage of the value of the Company at the time the common stock underlying the MidMarket warrants was valued.

In December 2012, the Company had over 290 million shares issued and outstanding after the conversion of the Company’s Series A and Series D Preferred Stock, but prior to the conversion of the Series B, Series C and Series E Preferred Stock or the MidMarket warrants. Taking into account the anti-dilutive features of the Series B, Series C and Series E Preferred Stock, as well as the conversion rights of the Series F, Series H and Series I Preferred Stock, at December 31, 2012, the Company had more than two billion shares of common stock issued and outstanding on a fully-diluted basis.

Securities and Exchange Commission
July 3, 2013

The Company believes that as of December 31, 2012, the value of the Company was not materially in excess of approximately $20 million that was paid by the Company for ADEX Corporation and TNS, Inc. less the debt associated with those acquisitions. Assuming there were 2 billion shares issued prior to the exercise of the MidMarket warrants, the Company believes the warrants would not be worth more than the $0.0018 per share of underlying common stock, which is in line with the value ascribed to such warrants and reflected in the Company’s financial statements.

Additional factors to be considered are:

●
The Company had very little cash on hand and significant post-closing obligations associated with the ADEX and TNS acquisitions. The negative cash flow at the time required the Company to raise additional equity and subordinated debt just to meet those obligations;

●	The common stock of the Company was, and continues to be, very thinly traded; and
●	The MidMarket warrants were completely out of the money.

At March 31, 2013 the stock price and the value of the Warrants were adjusted due to a reverse split of the Company’s stock that occurred in January 2013. Nevertheless, the Company continued to need to raise additional capital to support the business and service the debt obligations to MidMarket. As a result, our Loan Agreement with MidMarket was amended such that we would not be in default of our loan covenants given the leverage ratio and fixed charge coverage ratio.

After our first quarter was completed, we completed the acquisition of AW Solutions, Inc. This business adds nearly $2 Million of trailing twelve months net income, representing a significant increase to the Company’s results on a go forward basis.

The current offering enables the Company to complete two strategic acquisitions (IPC and Telco) that are more fully disclosed in the prospectus. These acquisitions also add key executives to the management team, with proven track records. We believe that the aforementioned factors and the continued integration of our operations, justify the continued increase in our common stock value.

11. Income Taxes, page F-43

41.
Please tell us your consideration of disclosing the domestic and foreign components of income (losses) before income tax expense (benefit).  Also, please explain to us why there was no foreign income tax expense or benefit during the three months ended March 31, 2013.

Response:

The Company evaluated the domestic and foreign components of income (losses) before income tax expense (benefit) and determined them to be immaterial; both for the year ended December 31, 2012 and for the quarter ended March 31, 2013. The Company calculated its income tax provision for the three months ended March 31, 2013 based on the estimated annual effective tax rate under ASC 740-270. The foreign component of this provision was immaterial and therefore the Company concluded not to separately disclose the components.

Securities and Exchange Commission
July 3, 2013

14. Stockholders’ Deficit, page F -45

Common Stock, page F-45

42.
Your disclosure that you determine the value at which to record common stock issued in connection with acquisitions using the Option Pricing Method is inconsistent with your response to comment 86 in our letter dated April 24, 2013 wherein you indicate that you use the market price of your common stock to determine the fair value of common shares issued in connection with acquisitions.  Please advise or revise.

Response:

The Company has revised the disclosure in note 14 to the financial statements on page F-45 of the prospectus to reflect that it uses the market price of its common stock when determining the fair value of common stock issued in connections with acquisitions.

43.
We note your disclosure on page F-46 that you issued 28,826 shares in January 2013 and 146,334 shares in March 2013 pursuant to conversion of notes payable, and that the fair value of the shares exceeded the principal balance of the notes.  Please tell us how you recorded these transactions and whether you recognized a loss on the conversions.

Response:

A contingent beneficial conversion feature (“BCF”) is accounted for in accordance with ASC 470-20-35-1 (Issue 7 of EITF 00-27), which requires that if the terms of a contingent conversion option do not allow an issuer to compute at the commitment/measurement date the number of common shares that the holder would receive if the contingent event occurs, and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.

As a result, the initial BCF would be recorded at the commitment date based on the stock price at that date and the conversion price as if it were converted on that date and that amount is accreted into interest expense over the term of the note. Upon conversion, the actual conversion price would be known and the incremental difference between that conversion price and the price used in the initial BCF calculation is the value of the “contingent BCF” and that amount would be recognized immediately through interest expense.

However, the Company recognized the amount by which the fair value of the shares issued exceeded the principal balance of the notes of $27,500 and $210,000 during January and March 2013, respectively, as a loss on conversion of $286,339, which is included in interest expense. During the first quarter, the Company compared the amount it recorded to what would have been recorded under ASC 470-20-35-1 as described above, and determined that the difference was immaterial.

Securities and Exchange Commission
July 3, 2013

44.	Please tell us how the write-off of the deposit recognized upon the issuance of shares pursuant to pending acquisition disclosed on page F-46 is presented in the statements of cash flows.

Response:

The Company recorded the write-off of the deposit recognized upon the issuance of shares pursuant to a pending acquisition as a non-cash adjustment in the statements of cash flows, and has adjusted the statement of cash flows to disclose the amount written-off of $290,766.

15. Redeemable Preferred Stock, page F-47

45.
Based on the conversion terms disclosed, we are not able to re-compute the number of common shares into which the Series B, C, D, E or H Preferred Shares are convertible at each balance sheet date.  Please revise your disclosures to further clarify how you computed the number of common shares into which the Series B, C, D, E and H Preferred Shares are convertible at each balance sheet date.  In addition, we note your disclosure that at December 31, 2012, the holders of Series B Preferred Stock agreed to convert their shares into common stock prior to the holders of Series E Preferred Stock, Series H Preferred Stock, Series E Warrants and MidMarket Warrants.  Please disclose if and how this agreement impacts the number of common shares into which the Series B shares are convertible at December 31, 2012.  Additionally, tell us why the holders entered this agreement and any compensation they received in return for entering into the agreement.

Response:

The Company has revised the disclosure on pages F-47 through F-49 of the prospectus to clarify how the Series B, Series C, Series D, Series E and Series H Preferred Stock are convertible at each balance sheet date.

The holders of the Series B Preferred Stock and C Preferred Stock agreed to convert their preferred shares into common shares without calculating the fully-diluted amount of shares. There were a limited number of holders of the Series B Preferred Stock and Series C Preferred Stock, some of which were insiders or affiliates. At March 31, 2013 and December 31, 2012, the holders of Series B Preferred Stock and Series C Preferred Stock agreed to convert their shares of preferred stock into common shares after taking into effect the conversion of the Series A Preferred Stock, Series D Preferred Stock, Series F Preferred Stock and Series I Preferred Stock, but without taking into effect the effect of the conversion of the Series E Preferred Stock and Series H Preferred Stock, the Series E warrants and the MidMarket warrants. In June 2013, the holders of Series B Preferred Stock and Series C Preferred Stock converted their shares and therefore there is no longer any Series B Preferred Stock or Series C Preferred Stock outstanding. None of the holders of the Series B Preferred Stock and Series C Preferred Stock received any additional compensation for their conversion nor is there any agreement to provide such compensation in the future.

The remaining Series D Preferred Stock was converted into common stock in May 2013.

Securities and Exchange Commission
July 3, 2013

3,500 shares of Series E Preferred Stock convert to 9.8% of the Common Stock on a fully-diluted basis. Not all of the shares of Series E have been issued. It is anticipated that all of the outstanding Series E Preferred Stock will convert to common stock immediately prior to the effectiveness of the Company’s public offering of its common stock.

46.
It appears total fully-diluted common shares outstanding used for determining the number of common shares into which various series of preferred shares are convertible at each balance sheet date is based on weighted average common shares as disclosed on the statements of operations plus potentially dilutive shares as presented in the table on page F-22.  Tell us why total fully-diluted common shares outstanding is computed in this manner as opposed to using total common shares outstanding at a given balance sheet date plus the potentially dilutive shares.

Response:

The Company has revised the disclosure on pages F-47 through F-49 of the prospectus to reflect the correct number of shares as common stock outstanding, plus the potentially dilutive shares instead of using the fully-diluted common stock outstanding.

Series C, page F-48

47.
You indicate that at December 31, 2012 the Series C Preferred Stock was convertible into 1,979,608 shares of common stock whereas the table on page F-22 indicates the Series C Preferred Stock was convertible into 13,560,038 shares at December 31, 2012.  Please revise for consistency or otherwise advise.

Response:

The Company has revised the disclosure in note 15 to the financial statements on page F-48 of the prospectus to reflect that the Series C Preferred Stock was convertible into 13,560,038 shares of common stock.

Securities and Exchange Commission
July 3, 2013

Series G, page F-49

48.
We reviewed your response to comment 93 in our letter dated April 24, 2013.  Please revise your disclosures on pages F-27 and F-29 regarding the Series G Preferred Stock for clarity and consistency with your response and the revised disclosures provided on page F-49.

Response:

The Company has revised disclosure regarding the Series G Preferred Stock appearing on pages F-27 and F-29 to conform it to the disclosure regarding the Series G Preferred Stock which appears on page F-49.

Note 16. Preferred Dividends, page F-51

49.	The dividend rate for Series C shares of 12% does not agree to the balance sheet or the disclosures on page F-48. Please revise or advise.

Response:

The Company has added disclosure in note 16 to the financial statements on page F-51 of the prospectus to reflect the dividend rate used in calculating the dividends on the Series C Preferred Stock. We supplementally note that all of the Series C Preferred Stock has been converted into common stock.

50.
We note your disclosure that per the terms of the Series H Preferred Stock dividends stopped accruing after five months.  Please revise your disclosures on page F-49 to explain this feature of the Series H Preferred Stock.

Response:

The Company has revised the disclosure in note 15 to the financial statements on page F-49 of the prospectus to reflect that dividends on Series H Preferred Stock cease accruing five months after issuance.

TNS, Inc. Financial Statements For the Years Ended December 31, 2011 and 2010, page F-54

Note 6: Subsequent Events, page F-63

51.
We reviewed your response to comment 95 in our letter dated April 24, 2013 and we reissue the comment as we are still unable to locate disclosure in the InterCloud Systems, Inc. financial statements regarding the additional shares of common stock to be issued upon completion of an underwritten public offering.  Additionally, please tell us why these common shares are excluded from the shares of common stock to be outstanding immediately after the offering as disclosed on page 8.

Securities and Exchange Commission
July 3, 2013

Response:

The Company has revised the disclosure under the heading “Prospectus Summary – The Offering” on page 8 of the prospectus to disclose the shares to be issued upon the completion of an underwritten public offering. The shares are also disclosed in the pro forma shares outstanding on page 46 of the prospectus.

Telco Professional Services and Handset Testing Divisions Financial Statements for the Years Ended December 31, 2012 and 2011, page F-111

Statement of Changes in Divisional Net Assets, page F-113

52.	The ending balance of divisional net assets at each balance sheet date does not agree to divisional net assets as reported on the balance sheets. Please revise or otherwise advise.

Response:

The Company has revised the divisional net asset amounts in the Statement of Changes in Divisional Net Assets on page F-113 of the prospectus so that such amounts are consistent with the divisional net assets reported on the balance sheet.

Exhibit Index, page II-10

53.
We note your response to comment 48 in our letter dated April 24, 2013.  It is anticipated that once a company begins filing its interactive data files the obligation continues with all of its subsequent filings.  Please file your interactive data files with your next amendment.

Response:

The Company will file its interactive data files with the amendment to its Form S-1 being filed concurrently herewith.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Exhibits 31.1 and 31.2

54.
Please revise the Section 302 certifications to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.  In particular, please revise paragraph 3 to refer to “this Report” rather than “this Quarterly Report” and revise paragraph 4.c. to eliminate the reference to “this Annual Report” and instead refer to “this Report.”

Securities and Exchange Commission
July 3, 2013

Response:

The Company will file Section 302 certifications conformed to the exact wording prescribed by Item 601(b)(31) in its future periodic reports.

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:           Mr. Mark Munro